CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in Canadian Dollars)

(Unaudited)

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	March 31, 2024 (unaudited)	December 31, 2023 (audited)

ASSETS

Current
Cash		$23,195,898	$9,9 82,389
Prepaid expenses	4	529,890	518,262
Amounts receivable	5	181,220	967,264

		23,907,008	11,467,915

Non-current
Equipment	6	212,140	216,056
Deposits	7	159,000	159,000
Exploration and evaluation assets	7	71,179,535	70,906,785

		$95,457,683	$82,749,756

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	10	$469,539	$146,429
Accrued liabilities	10	748,017	657,623
Liability on flow-through share issuances	8	3,999,996	-

		5,217,552	804,052

Shareholders' Equity
Share capital	8	194,964,671	184,751,037
Reserves	8	11,236,409	11,568,202
Obligation to issue shares	8	664,346	-
Deficit		(116,625,295)	(114,373,535)

		90,240,131	81,945,704

		$95,457,683	$82,749,756

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 13)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on May 22, 2024 and signed on its behalf by:

"Shawn Khunkhun"	"James Sabala"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

(unaudited)

For the three months ended	Notes	March 31, 2024	March 31, 2023

EXPENSES
Consulting fees		$240,000	$87,549
Directors' fees	8, 10	55,900	36,360
Exploration and evaluation	7, 10	636,195	798,863
Management fees	10	562,200	529,600
Marketing and communications		283,901	407,950
Office and administration		67,600	76,073
Professional fees		68,371	81,254
Rent and maintenance	10	32,135	28,630
Share-based payments	8, 10	348,711	536,240
Transfer agent and filing fees		55,897	39,798
Travel and accommodation		47,452	93,703

Operating loss		(2,398,362)	(2,716,020)

Recovery on flow through share premium	8	-	91,678
Part XII.6 tax expense		-	(127,318)
Interest and other income		146,602	313,843

Loss and comprehensive loss for the period		$(2,251,760)	$(2,437,817)

Basic and diluted loss per common share		$(0.01)	$(0.01)

Weighted average number of common shares outstanding- basic and diluted		271,273,423	254,093,332

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

As at	Common Shares	Share Capital	Reserves	Obligation to issue shares	Deficit	Total Shareholders' Equity

Balance, December 31, 2022	253,654,284	$173,967,990	$9,891,669	$-	$(87,723,073)	$96,136,586
Exercise of stock options	665,333	492,643	(151,290)		-	341,353
Share-based payments	-	-	419,512		-	419,512
Restricted share compensation	-	-	116,729		-	116,729
Share issuance costs - cash	-	(4,060)	-		-	(4,060)
Loss and comprehensive loss for the period	-	-	-		(2,437,817)	(2,437,817)
Balance, March 31, 2023	254,319,617	174,456,573	10,276,620	-	(90,160,890)	94,572,303
Exercise of stock options	362,166	360,548	(142,860)		-	217,688
Issuance of common shares	15,384,616	10,000,000	-		-	10,000,000
Share-based payments	-	-	517,290		-	517,290
Restricted share compensation	-	-	917,152		-	917,152
Share issuance costs - cash	-	(66,084)	-		-	(66,084)
Loss and comprehensive loss for the period	-	-	-		(24,212,645)	(24,212,645)
Balance, December 31, 2023	270,066,399	184,751,037	11,568,202	-	(114,373,535)	81,945,704
Exercise of stock options	25,000	22,408	(16,158)		-	6,250
Issuance of common shares for acquisition of mineral properties	275,000	222,750	-		-	222,750
Issuance of flow through shares	14,285,700	14,999,985	-		-	14,999,985
Flow-through share premium liability	-	(3,999,996)	-		-	(3,999,996)
Share-based payments	-	-	110,742		-	110,742
Restricted share compensation	-	-	237,969		-	237,969
Obligation to issue shares	-		(664,346)	664,346	-	-
Share issuance costs - cash	-	(1,031,513)	-		-	(1,031,513)
Loss and comprehensive loss for the period	-	-	-		(2,251,760)	(2,251,760)
Balance, March 31, 2024	284,652,099	$194,964,671	$11,236,409	$664,346	$(116,625,295)	$90,240,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended	March 31, 2024	March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,251,760)	$(2,437,817)

Items not affecting cash:
Share-based payments	348,711	536,241
Recovery on flow-through share premium	-	(91,678)
Depreciation of equipment	11,083	13,209
Changes in non-cash working capital items:
Prepaid expenses	(61,628)	(194,859)
Amounts receivable	786,044	26,488
Accounts payable and accrued liabilities	413,504	21,787

Cash used in operating activities	(754,046)	(2,126,629)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(7,167)	(8,772)

Cash used in investing activities	(7,167)	(8,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	13,968,472	(4,060)
Exercise of stock options	6,250	341,353

Cash provided by financing activities	13,974,722	337,293

Change in cash during the period	13,213,509	(1,798,108)

Cash, beginning of period	9,982,389	28,495,616

Cash, end of period	$23,195,898	$26,697,508

Supplemental disclosure with respect to cash flows:
Interest income received in cash	$146,602	$292,994

Non-cash transactions:
Fair value of options exercised	$16,158	$151,290
Fair value of shares issued for acquisition of exploration and evaluation assets	$222,750	$-
Reclassification of acquisition costs from prepaid to exploration and evaluation assets	$50,000	$-
Obligation to issue shares	$664,346	$-
Premium liability on flow-through shares	$3,999,996	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

1 NATURE OF AND CONTINUANCE OF OPERATIONS

Dolly Varden Silver Corporation (the "Company") was incorporated under the Canada Business Corporations Act in the province of British Columbia on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the "Exchange") under the symbol "DV". In addition, the Company trades on the OTCQX trading platform in the United States under the trading symbol "DOLLF". The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022 the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporate, (collectively "Homestake") in exchange for common stock of the Company.  The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, and upon future profitable production or proceeds from the disposition thereof. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

There are many external factors that can adversely affect general workforces, economies and financial markets globally such as global health conditions and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of adverse results of such external factors and their effect on the Company's business or ability to raise funds.

2 BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited financial statements as at December 31, 2023 and for the fiscal year then ended, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements were approved by the Board of Directors on May 22, 2024.

(b) Basis of Presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

            (c) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

2 BASIS OF PRESENTATION  (cont'd)

(c) Basis of Consolidation (cont'd)

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of Incorporation	Beneficial Ownership Interest
		March 31, 2024	December 31, 2023
Homestake Resource Corporation	British Columbia, Canada	100%	100%
Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(d)  Functional and Foreign Currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(e)  Use of Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the period. These and other estimates are subject to measurement uncertainty and the effect on the condensed consolidated interim financial statements of changes in these estimates could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized during the year in which the estimates are revised and in any future periods affected.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i) Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

2 BASIS OF PRESENTATION  (cont'd)

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

i) Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

ii) Estimating useful life of equipment

Depreciation of equipment is charged to write down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

(iii) Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the consolidated statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the consolidated statements of financial position could be impacted.

(iv) Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

3 MATERIAL ACCOUNTING POLICY INFORMATION

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's audited annual consolidated financial statements for the fiscal year ended December 31, 2023.

New Accounting Pronouncements

There are no new accounting pronouncements that would have a significant effect on the condensed consolidated interim financial statements.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

4 PREPAID EXPENSES

Prepaid expenses consist of:

	March 31, 2024	December 31, 2023
Advances for exploration expenditures	$223,000	$273,000
Insurance and other administrative expenses	306,890	245,262
	$529,890	$518,262

5 AMOUNTS RECEIVABLE

Amounts receivable consists of:

	March 31, 2024	December 31, 2023
Goods and Services Tax receivable	$62,788	$850,864
BC METC receivables	118,212	-
Other	220	116,400
	$181,220	$967,264

6 EQUIPMENT

Equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Total
Cost:
At December 31, 2022	$15,571	$203,315	$175,166	$39,936	$40,000	$91,755	$565,743
Additions	-	-	14,135	-	-	-	14,135
At December 31, 2023	15,571	203,315	189,301	39,936	40,000	91,755	579,878
Additions	-	-	7,167	-	-	-	7,167
At March 31, 2024	$15,571	$203,315	$196,468	$39,936	$40,000	$91,755	$587,045

Accumulated Depreciation:
At December 31, 2022	$8,262	$155,050	$64,714	$24,080	$27,999	$28,828	$308,933
Depreciation	365	14,478	24,650	4,757	1,200	9,439	54,889
At December 31, 2023	8,627	169,528	89,364	28,837	29,199	38,267	363,822
Depreciation (Note 9)	87	2,533	5,355	832	270	2,006	11,083
At March 31, 2024	$8,714	$172,061	$94,719	$29,669	$29,469	$40,273	$374,905

Net Book Value:
At December 31, 2023	$6,944	$33,787	$99,937	$11,099	$10,801	$53,488	$216,056
At March 31, 2024	$6,857	$31,254	$101,749	$10,267	$10,531	$51,482	$212,140

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

7 EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from- the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Kitsault Valley Project

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden Project, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

During the year ended December 31, 2020, the Company acquired additional surface rights and fee simple lands.  The total package had been previously leased annually by the Company from private owners. The transaction involved a payment of $153,000 in cash and issuance of 192,061 common shares of the Company for a value of $149,808.

On February 25, 2022, the Company completed the acquisition of Homestake pursuant to a purchase agreement which the Company agreed to acquire from Fury Gold Mines Ltd., a 100% interest in the Homestake Ridge, located adjacent to the Company's DV Project in British Columbia (Note 4). The Homestake Ridge is subject to a 2% NSR applicable to certain claims (the "Crown Grants"). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 yearly payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge is subject to a 3% royalty.  The Company refers to the combination of its Homestake Ridge and DV Project as the Kitsault Valley Project ("KV Project").  As of March 31, 2024, the Company has deposits totaling $159,000 (December 31, 2023 - $159,000) as reclamation bonds for the properties.

Acquisition costs for the Kitsault Valley Project are set out below:

Kitsault Valley Project
Balance, December 31, 2022 and 2023	$70,906,785
Addition	-
Balance, March 31, 2024	$70,906,785

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company acquired an option agreement (the "Option Agreement") to earn a 100% interest in certain claims known as the Big Bulk Property. As consideration for the Assignment Agreement the Company issued Libero 275,000 common shares of the Company valued at $222,750 on January 9, 2024.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

7 EXPLORATION AND EVALUATION ASSETS (cont'd)

In connection with this acquisition, the Company also entered into an amending agreements with LCT Holdings Inc., the owner of the Big Bulk Project and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk Property by completing the following payments:

a) $50,000 in cash on or before December 31, 2023 (Paid);

b) $150,000 in cash on or before December 31, 2024;

c) $250,000 in cash or common shares on or before December 31, 2025;

d) $500,000 in cash or common shares on or before December 31, 2026; and

e) $500,000 in cash or common shares on or before December 31, 2027.

The Company may elect to issue common shares only when the market price of the common shares at the time is equal or greater than to the ten day volume weighted average price of the common shares of the Company, subject to such exchange's minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $0.64 per common share, otherwise the Company may only satisfy such payment in cash.

Acquisition costs for the Big Bulk Property are set out below:

Big Bulk Property
Balance, December 31, 2023	$-
Addition	272,750
Balance, March 31, 2024	$272,750

The following table summarizes the exploration and evaluation expenses incurred during the periods ended:

Three months ended	March 31, 2024	March 31, 2023
Analytical and sample related	$78,023	$160,231
Camp, food, supplies and related	148,109	65,197
Claim maintenance	17,641	1,625
Community relations and related	1,900	3,750
Depreciation	11,083	13,211
Drilling	3,632	-
Equipment and warehouse rental	29,353	20,908
Geological and geoscience	164,119	309,274
Mapping and modelling	33,567	20,667
Project supervision	265,000	204,000
Transport, travel and related	1,980	-
Cost recovery: BC METC	(118,212)	-
Total	$636,195	$798,863

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

8 SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

Issued:

On March 26, 2024, the Company closed bought deal public offering for gross proceeds to the Company of $14,999,985. Pursuant to the Offering, Dolly Varden sold 14,285,700 shares of the Company on a charitable basis (each, a "Charity FT Share") that will qualify as "flow-through shares".  Underwriter fees of $749,999 paid in relation to the financing.

On February 9, 2024, the Company issued 25,000 common shares pursuant to the exercise of stock options for proceeds of $6,250.

On January 9, 2024, the Company issued Libero 275,000 common shares of the Company valued at $222,750 to Libero    in relation to the Assignment Agreement.

On November 1, 2023, the Company completed the sale of 15,384,616 common shares of the Company to Hecla Canada Ltd. ("Hecla") at a price of $0.65 per common share for gross proceeds of $10,000,000. As a result, Hecla has increased its shareholding in the Company to 15.7% from 10.6%, calculated on an undiluted basis.

During the year ended December 31, 2023, the Company issued 1,027,499 common shares pursuant to the exercise of stock options for proceeds of $559,041.

Restricted Share Units

The Company adopted a RSU plan during the year ended December 31, 2022 after the shareholders approved a new rolling 10% RSU plan (the "RSU Plan") at its annual general meeting on June 2, 2022. The maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the RSU Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The RSU Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant. The Company expensed $237,969 included in share-based compensation expense during the three months ended March 31, 2024 (2023 - $116,729) related to the grant of 2,054,678 RSUs that vest equally over three years.

Number of RSUs
Balance, December 31, 2023 and 2022	2,054,678
Granted	-
Balance, March 31, 2024	2,054,678

Stock Options

The Company has a stock option plan under which it is authorized to grant share purchase options to executive officers, directors, employees and consultants enabling the holder to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall be no less than the discounted market price of the Company's shares prior to the grant in accordance with Exchange policies. Options are granted for a maximum term of 10 years.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

8 SHARE CAPITAL (cont'd)

Stock Options

Vesting is at the discretion of the Board of Directors. In the absence of a vesting schedule, such options shall vest immediately.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2022	11,103,250	0.59
Granted	800,000	0.97
Exercised	(1,027,499)	0.54
Forfeited/expired	(5,000)	0.40
Balance, December 31, 2023	10,870,751	0.62
Exercised	(25,000)	0.25
Balance, March 31, 2024	10,845,751	0.62

The Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	# of stock options outstanding as at March 31, 2024
December 12, 2024	0.30	375,000
February 18, 2025	0.25	2,380,000
February 28, 2025	0.25	200,000
March 17, 2025	0.25	241,250
March 25, 2026	0.71	2,425,000
February 25, 2027	0.79	3,941,667
August 19, 2027	0.71	582,834
February 24, 2028	0.97	700,000
Total Outstanding		10,845,751
Total Exercisable		10,353,250

During the three months ended March 31, 2024, the Company recognized a total of $110,742 (March 31, 2023 - $419,512) in share-based payments expense for the options granted and vested during the period. The fair value of options granted during the three months ended March 31, 2024 was $nil (2023 - $0.65) per option.  The weighted average remaining life of the stock options as of March 31, 2024 is 2.05 (December 31, 2023 - 2.44) years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the three months ended	March 31, 2023
Risk-free interest rate	3.71%
Expected dividend yield	0%
Annualized stock price volatility	83%
Expected life of options	5 years
Expected forfeiture rate	0%

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

8 SHARE CAPITAL (cont'd)

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2022	$3,653,886
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(3,653,886)
Balance, December 31, 2023	-
Flow-through premium liability additions	3,999,996
Balance, March 31, 2024	$3,999,996

During the period ended March 31, 2024, $nil (2023 - $91,678) recovery on flow-through share premium was recorded.

Anti-dilution rights agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake (Note 4) with Fury whereby as long as Fury holds a pro-rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash.

9 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company's capital resources are largely determined by the strength of the junior public markets, by the status of the Company's projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company's approach to capital management during the three months ended March 31, 2024. The Company has no capital restrictions other than an anti-dilution right in favor of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company (Note 8).

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

10 RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2024 and 2023, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these consolidated financial statements:

For the three months ended	March 31, 2024	March 31, 2023
Directors' fees	$55,900	$40,400
Exploration and evaluation (3)	295,000	282,000
Management fees (1)(2)	562,200	529,600
Share-based payments (1)(2)	278,637	263,421
Total	$1,191,737	$1,115,421

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $28,333 (2023 - $25,000) per month. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay. The Company paid or accrued a $nil bonus for the three months ended March 31, 2024.

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") of (2023 - $19,067) per month for CFO, controller, bookkeeper and administrative services. The Company paid or accrued a $nil bonus for the three months ended March 31, 2024. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company is required to pay $260,000 if the consulting agreement with Mr. Van Egmond, VP Exploration, is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(4) The Company paid exploration and evaluation expenses to a company controlled by a director.

            Other related party transactions are as follows:

During the three months ended March 31, 2024, $nil (2023 - $7,600) in office rent reimbursement was paid to corporations controlled by a director of the Company.

At March 31, 2024, included in accounts payable is $4,465 (December 31, 2023 - $3,196) owed to directors and officers of the Company. These amounts are unsecured, non-interest-bearing and due on demand.

At March 31, 2024 included in accrued liabilities is $627,600 (December 31, 2023 - $120,000) accrued to officers and directors of the Company.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

11 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

Financial Instruments

The carrying values of cash and cash equivalents, amounts receivable, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash and cash equivalents, deposits and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. Amounts receivable and deposits are due from government agencies.

The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at March 31, 2024, the Company had cash and cash equivalents of $23,195,898 to settle current liabilities of $1,217,556 excluding flow-through liability.

Interest Rate Risk

The Company has cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

DOLLY VARDEN SILVER CORPORATION Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

11 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - Continued

  Financial Instruments - Continued

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

12 SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company's primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

13 SUBSEQUENT EVENTS

Subsequent to March 31, 2024, the Company:

a) Granted 2,649,000 stock options to directors, officers and consultants at a price of $0.84 per share with an expiry of March 28, 2029.

b) Granted 1,183,000 restricted share units to officers and directors of Company which will vest equally over three years with first vesting occurring after one year.

c) 525,000 options were exercised for proceeds of $336,250.

d) 520,600 RSU were converted, and 520,600 common shares were issued to directors and officers.

e) 100,000 stock options were granted to a consultant which have an exercise price of $1.06 and expire in five years.